Alvarado Square
Albuquerque, NM 87158
PNMResources.com
PNM Resources

October 25, 2011

Via EDGAR

Mara L. Ransom
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    PNM Resources, Inc.
Form 10-K for Year Ended December 31, 2010
Filed March 1, 2011
Form 10-K/A for Fiscal Year Ended December 31, 2010
Filed March 30, 2011
Definitive Proxy Statement on Schedule 14A
Filed April 5, 2011
File No. 1-32462
Dear Ms. Ransom:

This letter is in response to your correspondence dated September 30, 2011, regarding the subject filings. We have considered your comments and have included our responses herein. When used in this letter, references to the “Company,” “we,” “us,” and “our” refer to PNM Resources, Inc. We have used certain initially capitalized terms and acronyms in this letter in the same context as defined in the documents referred to in your comments.

We acknowledge the following in our responses to your comments:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 25, 2011

Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 41

1.
We note that you set salary increases based on your peer group and the Towers Watson U.S.CDB Energy Service Executive Database. As such it appears that you are using the Towers Watson U.S. CDB Energy Service Executive Database as a benchmark. Please include a list of the component companies of this executive database, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

Response:

The Company acknowledges the Staff's comment. Attached hereto as Attachment 1-1 is the list of the 102 component companies included in the Towers Watson U.S. CDB Energy Service Executive Database. The Company is providing the list of component companies inasmuch as the Towers Watson U.S. CDB Energy Service Executive Database was used for benchmarking purposes, and such benchmarking was a material factor, in connection with the Compensation Committee's determination of the compensation of our named executive officers.

In future filings, to the extent the Compensation Committee engages in benchmarking of total compensation, or any material element of compensation, and such benchmarking is material to the Compensation Committee's determination of the compensation of our named executive officers, we will identify the benchmark and, if applicable, its components (including component companies in the case of a database such as the Towers Watson U.S. CDB Energy Service Executive Database).

Role of the Independent Compensation Consultant, page 43

2.
We note references in your discussion here to “comparable positions within similarly situated companies based on current competitive benchmarks,” “other public survey data,” and on page 44 to “published surveys including. . .” and on page 46 to “published compensation surveys and proprietary survey data.” It appears that you are using multiple benchmarks in order to set your compensation. Please revise in each case to identify these benchmarks and their components, including component companies, pursuant to Item 402(b)(2)(xiv) of Regulation S-K. If these references are to benchmarks you refer to elsewhere, please revise to clarify.

Response:

The Company acknowledges the Staff's comment. The general references that the Staff has identified were, in fact, intended to refer to the benchmarks referred to elsewhere in the CD&A, which are described in greater detail in our responses to comments 1 and 3. Those benchmarks also include the PNMR Peer Group (for which the component companies were identified on page 45 of the Proxy Statement). In addition, the Compensation Committee also reviews other survey data to get a general sense of market conditions as they relate to executive compensation matters.

October 25, 2011

The Compensation Committee does not use such other survey data as specific benchmarks in connection with determining the compensation of our named executive officers.

In future filings, to the extent the Compensation Committee engages in benchmarking of total compensation, or any material element of compensation, and such benchmarking is material to the Compensation Committee's determination of the compensation of our named executive officers, we will identify the benchmark and, if applicable, its components (including component companies). We will also be more precise in referring to specific benchmarks and/or the other survey data described above, including the purposes for which such benchmarks and/or other survey data are used by the Compensation Committee.

Other Resources Used by the Compensation Committee, page 44

3.
We note that you analyzed indirect compensation based upon data from U.S. Chamber of Commerce Employee Benefits Survey and the Towers Watson Survey of Perquisites and Supplemental Benefits. It appears that you are using these surveys as benchmarks. As such please include a list of the component companies of surveys, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

Response:

The Company acknowledges the Staff's comment. The name of the “Towers Watson Survey of Perquisites and Supplemental Benefits” has been changed to the “Towers Watson Survey Report on Perquisite Policies and Practices.” The language in the CD&A did not reflect the change in the name of the database. Attached hereto as Attachment 3-1 is the list of the component companies included in the Towers Watson Survey Report on Perquisite Policies and Practices. Attached hereto as Attachment 3-2 is the list of the component companies included in the U.S. Chamber of Commerce Employee Benefits Survey. The Company is providing the lists of component companies inasmuch as the Towers Watson Survey Report on Perquisite Policies and Practices and the U.S. Chamber of Commerce Employee Benefits Survey were used for benchmarking purposes, and such benchmarking was a material factor, in connection with the Compensation Committee's determination of the compensation of our named executive officers.

In future filings, to the extent the Compensation Committee engages in benchmarking of total compensation, or any material element of compensation, and such benchmarking is material to the Compensation Committee's determination of the compensation of our named executive officers, we will identify the benchmark and, if applicable, its components (including component companies in the case of a survey such as the Towers Watson Survey Report on Perquisite Policies and Practices or the U.S. Chamber of Commerce Employee Benefits Survey).

VP-Controller Scorecard, page 57

4.
We note that you disclosed the goals for the controller's compensation but not the actual targets. For example, the threshold 50% goal is “meet CFO EPS” without defining what the CFO EPS target is. Another example, “meet 2010 CFO cash

October 25, 2011

initiatives” does not define what the CFO cash initiatives are. Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation. Please revise your disclosure to provide the targets for each goal.

Response:

The Company acknowledges the Staff's comment. Attached hereto as Attachment 4-1 is a revised scorecard for Mr. Sategna that shows the actual target for each goal. In future filings, we will disclose how the Company determines the amount (and, where applicable, the formula) for each element of compensation paid to our named executive officers.

We hope that these responses provide you all the information you need. If you have further questions, you can contact me at (505) 241-4615 or Charles Moore, Associate General Counsel, at (505) 241-4935.

Sincerely,

/s/ Thomas G. Sategna
Thomas G. Sategna
Vice President and Corporate Controller

Attachments

cc: Scott Anderegg, SEC Division of Corporation Finance

ATTACHMENT 1-1

U.S. CDB Energy Services Executive
Database 2010 Report
Participants

AEI Services	DTE Energy	Mirant	Santee Cooper
Allegheny Energy	Duke Energy	New York Independent System	SCANA
Allete	E.ON U.S.	Operator	Sempra Energy
Alliant Energy	Edison International	New York Power Authority	Southern Company Services
Ameren	El Paso Corporation	Nicor	Southern Maryland Electric
American Electric Power	Electric Power Research Institute	Northeast Utilities	Cooperative
Areva	Enbridge Energy	NorthWestern Energy	Southern Union Company
ATC Management	Energen	NRG Energy	Southwest Power Pool
Atmos Energy	Energy Future Holdings	NSTAR	Spectra Energy
Avista	Energy Northwest	NV Energy	STP Nuclear Operating
BG US Services	Entergy	NW Natural	Targa Resources
Black Hills Power and Light	EPCO	OGE Energy	Tennessee Valley Authority
California Independent System	ERCOT	Oglethorpe Power	TransCanada
Operator	Exelon	Omaha Public Power	UIL Holdings
Calpine	First Solar	Pacific Gas & Electric	UniSource Energy
CenterPoint Energy	FirstEnergy	Pepco Holdings	Unitil
CH Energy Group	FPL Group	Pinnacle West Capital	Vectren
Cleco	GDF SUEZ Energy North America	PJM Interconnection	Westar Energy
CMS Energy	Hawaiian Electric	PNM Resources	Westinghouse Electric
Colorado Springs Utilities	IDACORP	Portland General Electric	Wisconsin Energy
Consolidated Edison	Integrys Energy Group	PPL	Wolf Creek Nuclear
Constellation Energy	ISO New England	Progress Energy	Xcel Energy
Covanta Holdings	Kinder Morgan	Proliance Holdings
CPS Energy	LES	Public Service Enterprise Group
DCP Midstream	Lower Colorado River Authority	Puget Energy
Direct Energy	MDU Resources	Regency Energy Partners LP
Dominion Resources	Midwest Independent Transmission	RRI Energy
DPL	System Operator	Salt River Project

Number of Participants: 102

©Towers Watson Confidential - for the internal use of survey participants only

ATTACHMENT 1-1

U.S. CDB Energy Services Executive
Database 2010 Report

Participants by Revenue
Less than $1 Billion		$1 Billion to $3 Billion
Allete	New York Independent System	Areva	NorthWestern Energy
ATC Management	Operator	Avista	NW Natural
BG US Services	Omaha Public Power	Black Hills Power and Light	OGE Energy
California Independent System	PJM Interconnection	Covanta Holdings	Oglethorpe Power
Operator	Southern Maryland Electric	CPS Energy	PNM Resources
CH Energy Group	Cooperative	DPL	Portland General Electric
Cleco	Southwest Power Pool	E.ON U.S.	Proliance Holdings
Colorado Springs Utilities	STP Nuclear Operating	Energen	Regency Energy Partners LP
Electric Power Research Institute	UIL Holdings	First Solar	RRI Energy
Energy Northwest	Unitil	Hawaiian Electric	Salt River Project
ERCOT	Wolf Creek Nuclear	IDACORP	Santee Cooper
ISO New England		Lower Colorado River Authority	Southern Union Company
LES		Mirant	UniSource Energy
Midwest Independent Transmission		New York Power Authority	Vectren
System Operator		Nicor	Westar Energy

Number of Participants: 22		Number of Participants: 30

©Towers Watson Confidential - for the internal use of survey participants only

ATTACHMENT 1-1

U.S. CDB Energy Services Executive
Database 2010 Report

Participants by Revenue $3 Billion to $6 Billion		Greater than $6 Billion

Allegheny Energy	NV Energy	AEI Services	FirstEnergy
Alliant Energy	Pinnacle West Capital	Ameren	FPL Group
Atmos Energy	Puget Energy	American Electric Power	Integrys Energy Group
El Paso Corporation	SCANA	Calpine	Kinder Morgan
Enbridge Energy	Spectra Energy	CenterPoint Energy	NRG Energy
GDF SUEZ Energy North America	Targa Resources	CMS Energy	Pacific Gas & Electric
MDU Resources	TransCanada	Consolidated Edison	Pepco Holdings
Northeast Utilities	Westinghouse Electric	Constellation Energy	PPL
N STAR	Wisconsin Energy	DCP Midstream	Progress Energy
		Direct Energy	Public Service Enterprise
		Dominion Resources	Group
		DTE Energy	Sempra Energy
		Duke Energy	Southern Company Services
		Edison International	Tennessee Valley Authority
		Energy Future Holdings	Xcel Energy
Entergy
EPCO
Exelon

Number of Participants: 18		Number of Participants: 32

©Towers Watson Confidential - for the internal use of survey participants only

ATTACHMENT 3-1
Overview of Survey Participants
Participant List

A Schulman, Inc	Hendrick Medical Center
Accor North America	Hennes and Maurtitz LP
ACUMED LLC	Hughes Network Systems
ADTRAN Incorporated	Hyundai Motor America
Air Products & Chemicals, Inc.	Illinois Mutual Life Insurance Company
Allete	Ingram Industries, Inc.
Amcore Bank	INTEGRIS Health
American Casino & Entertainment Properties	Invensys Controls
American Family Insurance	Iowa Bankers Association
Amerisure Mutual Insurance Company	Janus Capital Group
Ascension Health	Kennametal, Inc.
Asset Marketing Service, Inc.	KI, Inc.
Aurora Healthcare	KIK Custom Products
Austin Presbyterian Theological Seminary	Lake Federal Bank
Avis Budget Group	Lawson Software
Aviva USA Corporation	Lehigh Hanson
The Bar Plan Mutual Insurance Company	Leo Burnett Company, Inc.
Barloworld Handling	Limited Brands
Baylor Health Care System	Lincoln Financial Group
The Bergquist Company	Link-Belt Construction Equipment
Blanchard Valley Health System	Louisiana Pacific
BlueCross BlueShield of Massachusetts	Lufhansa AirPlus Servicekarten GmbH
BlueCross BlueShield of Nebraska	Master Halco
Bluff Head Enterprises	McDermott Incorporated
Boston Scientific Corporation	MCG Health, Inc.
CACI International, Inc.	Media General, Inc.
Caelum Research Corporation	Metropolitan Utilities District
Cameron	Michael Baker Corporation
CareFirst BlueCross BlueShield	Mountain American Credit Union
The Clorox Company	MTA Long Island Bus
The Community Preservation Corporation	MTS Systems Corporation
Con Ed of New York, Inc.	Mueller Water Products
Cook Communications Ministries	National Futures Association
Coventry Health Care, Inc.	National Interstate Insurance Company
Dal-Tile, Inc	National Safety Council
The Decurion Corporation	National Tobacco Company
Denso Manufacturing Tennessee, Inc.	NCCI Holdings, Inc.
Diageo North America	Nissin Foods (USA) Company, Inc.
Digital Media Arts College	North Carolina State Employees' Credit Union
Doherty Employer Services	North Texas Tollway Authority
Domtar, Inc.	Northwestern Mutual
East Alabama Medical Center	OfficeMax
Employers Mutual Casualty Company	Oncology Nursing Society
Enbridge Energy	Oxford Industries
Enbridge, Inc.	Panduit Corporation
Everett Smith Group, Ltd.	Parsons Child & Family Center
Exide Technologies	Paychex
FAIR Plan Insurance Placement Facility of	Pier 1 Imports
Pennsylvania	PM Company
Federal Reserve Bank of St. Louis	Polaris Industries, Inc.
Fender Musical Instruments	Port of Portland
First Citizens Bank	Preformed Line Products Company
First Solar, Inc.	QTI Human Resources
Flir Systems	Questar Corporation
Florida Power & Light Company	R C Bigelow
General Motors Corporation	The Raymond Corporation
Gerdau Ameristeel	Rayovac Remington (Spectrum Brands)
GITI	RiceTec, Inc.
Grande Cheese Company	Rich Products Corporation
Greenville Utilities	Rockwell Collins
GuideStone Financial Resources	Rollins, Inc.
Hancock Holdings Company	S&C Electric Company
Hazelden Foundation	Sakura Fineteck USA, Inc.
Health Care Service Corporation

2010/2011 Survey Report on

Perquisite Policies & Practices	Towers Watson Data Services

ATTACHMENT 3-1
Overview of Survey Participants

Salem Hospital
Salk Institute
Samuel Roberts Noble Foundation
Schaumburg Township District Library
Schreiber Foods, Inc.
Scientific Research Corporation
The Scooter Store
SDI Health LLC
Securian Financial Group
Sentry Group
Society of Manufacturing Engineers
South Jersey Gas Company
Southern Poverty Law Center
Summa Health System
TelAlasaka, Inc.
Texans Credit Union
Texas Mutual Insurance Company
Treasure Island Resort & Casino
Tupperware Corporation
Tyco International
UDR
United Stationers, Inc.
University of St. Thomas
University of Wisconsin Medical Foundation
Van Andel Institute
Venetian Resort-Hotel-Casino
Verde Realty
Viant Health Payment Solutions
Wheaton Franciscan Healthcare
World Vision United States
Yazaki North America
YKK Corporation of America
Zebra Technologies Corporation
Zurich North America

2010/2011 Survey Report on

Perquisite Policies & Practices	Towers Watson Data Services

ATTACHMENT 3-2

2006 Employee Benefits Study Participants
In order to provide a better picture of survey respondents, participants were asked to provide permission for their organization name to be included in an alphabetical list of participating companies. The U.S. Chamber of Commerce Statistics and Research Center thanks all of the participants in the 2006 Employee Benefits Study for their contribution of time and effort to this project.

• 1st Source Bank	• Business Development Company of Rhode Island
• 4B Farms, Inc.	• Butane Gas Company Inc.
• A1Organics	• Byrne Sand & Gravel Co., Inc
• Ace Hardware Corporation	• C&C Financial
• Action Lock & Key, Inc.	• Cambria County Transit Authority
• AD&D Welding & Boiler Works, Inc.	• Cambron Engineering Inc.
• Advanced Concepts Center, LLC	• Cameron Mutual Insurance Company
• Albert Screenprint, Inc.	• Canplast USA, Inc
• ALHAMBRA MAZDA	• CareFirst BlueCross BlueShield
• All Plastics and Fiberglass, Inc.	• Carhart Lumber Co
• Allmand Bros. Inc.	• Central Florida Community College
• Alufoil Products Co., Inc.	• Central Mutual Insurance Company
• American College of Emergency Physicians	• Chamber of Commerce of front Royal-
• American Federal Savings Bank	Warren County Inc
• American Innovations, Ltd.	• Chassis Works, Inc.
• AmericanWest Bank	• Children's Museum of Manhattan
• Amerinet Central	• City of Syracuse
• Amerisure Mutual Insurance Company	• Clayton Directional Drilling, Ltd
• Amos Press Inc.	• CNL Hotels & Resorts, Inc.
• Apex Marble and Granite	• College of Mount St. Joseph
• Applied Process, Inc.	• Community General Hospital
• Applied Technology - Management, Inc.	• Community Skilled Health Care Centre
• Archstone - Smith	• Composites Horizons, Inc.
• Ascension Health	• Cooper Communities, Inc.
• Associates in Orthopedic Surgery	• Craig & Heidt, Inc.
• Atlanta Cable Systems, Inc.	• Crowder-Hite-Crews Funeral Home
• Auto Parts & Equipment	• CS2
• AutoTeam Delaware	• Cumberland Lumber & Mfg. Co.
• B&B Holding Enterprises, Inc.	• D&B Components, LLC
• Barrett Moving & Storage	• D&M Metal Products
• Bemis Manufacturing Co.	• Datalink Corporation
• Benchmade Knife Co.	• Deimling Forbes & Associates, Inc.
• Benevolent & Protective Order of Elks of the USA	• Design Engineers
• Bennette Paint Mfg Co, Inc.	• Dixon Area Chamber of Commerce & Industry
• Berkshire Chamber of Commerce	• DMIA
• Beroske Farms & Greenhouse	• Dynamic Conveyor Corporation
• Beta Control Systems, Inc	• E&SMetalInc.
• Bismarck-Mandan Chamber of Commerce	• E.J. Breneman, L.P.
• Bituminous Casualty Corporation	• Eatherton Masonry, Inc.
• Blaser Swiss lube	• EDSI Inc
• BRB Contractors, Inc.	• Electro Rent Corp.
• Brockton Hospital	• Empire Fibreglass Products Inc
• Brown Investment Properties	• Employers Association of the Northeast Inc
• Brown-McKee, Inc.	• Excel Interior Concepts
• Bryan-College Station Chamber of Commerce	• EyeHear Audio Video Designs, Inc.
• Buffalo Supply Inc
• Builder's Supply Co. of Petersburg, Inc.

ATTACHMENT 3-2

• Fairmont Area Chamber Commerce	• Long Beach Area Chamber of Commerce
• FBD Consulting, Inc.	• Louisiana Medical Mutual Insurance Company
• Federal Life Insurance Company (Mutual)	• Lovell Safety Management Co. LLC
• Ferni National Accelerator Laboratory	• LRB Distributors Inc
• First Priority, Inc.	• Machinists Inc
• Fleishmann's Yeast	• Madaket Marine (a div of Hither Creek
• Forest City Gear	Boat Yard Inc)
• Frontier National Corporation and its	• Madonna University
Subsidiaries	• Mallard Creek Polymers, Inc.
• GECU	• Mason City Clinic
• Glca Chamber of Commerce	• Mazuma Credit Union
• Glenda K Bridges, CPA	• McNeary
• Glenroy Inc.	• mead brooks & assoc. p.c. cpa's
• GMAC Insurance Management	• Merchants Bank
Corporation	• Merchants Insurance Group
• Goodwill Industries of Greater Cleveland	• Mercy Hospital
& E Central OH Inc	• MIBGroup,Inc.
• Graco, Inc.	• Michael L. Brookshire & Associates
• Graybar Electric Company, Inc.	• Michael Saunders and Company
• Greater Boerne Chamber of Commerce	• Midstate Spring, Inc.
• Greater Effingham Chamber of	• Midwest Express Group
Commerce and Industry	• Minnkota Power Cooperative, Inc.
• Green Bay Area Chamber of Commerce	• Mirren Technology, Inc.
• GreyStone Power Corporation	• Missouri State University
• Gruver State Bank	• Mitchell Area Chamber of Commerce
• H Enterprises International, Inc.	• MMC Materials, Inc.
• Hard Surface Fabrications, Inc	• MMG Insurance Company
• Heart of the Valley Chamber of Commerce	• Mobile Radio Engineering
• Hempy Water Conditioning, Inc.	• Modern Woodmen of America
• Highmark, Inc.	• Montgomery Area Chamber of Commerce
• Holiday House of Manitowac County, Inc.	• Montgomery Woodworks
• Holy Angels, Inc.	• MotorCoach Industries
• Hubco Inc.	• Mueller & Schoepf Drywall, Inc.
• Hudson Extrusions, Inc.	• Mutual of Omaha
• Hyatt Regency Waikiki Resort & Spa	• Myrtle Beach Area Chamber of
• Integrated Benefit Services	Commerce
• Intermountain Power Service Corporation	• National Multi Housing Council
• Int'l Imaging Materials, Inc	• National Security Technologies, LLC
• J.L. Brooks Welding, Inc	(formerly Bechtel Nevada)
• Jesami, Inc.	• Nationwide Business Services
• JMD MANUFACTURING, INC.	• Neff Lumber Mills, Inc.
• Kelly Rentals, Inc	• Nishet Brower
• Kennametal Inc	• Northern Adjusters, Inc.
• KENNY'S GREAT PIES, INC.	• Northern Indiana Commuter
• Konrad Corporation	Transportation District
• Kral Goodenough Kral	• Northlake Engineering, Inc.
• L & L Enterprises Inc	• Norton's Shipyard and Marina, inc.
• Lake Havasu Area Chamber of Commerce	• Novak's Auto Parts, Inc.
• Laraway & Sons	• Oak Ridge Associated Universities
• Lashly & Baer, P.C.	• Ocean County Utilities Authority
• LEMFCO, Inc.	• Ohio Transportation Corp
• Lenawee Health Alliance	• OKI Systems Limited
• LifeWay Christian Resources	• Olathe Chamber of Commerce
• Lincoln Electric System	• Olton Grain Coop, Inc.
• Lipscomb Auto Group

ATTACHMENT 3-2

• Omnitrans	• State of Utah
• Oncology Nursing Society	• Stratus Technologies, Inc
• Orr Construction, Inc.	• Stromgren Plumbing & Heating Co, Inc.
• Orrin A Sprague Agency Inc	• Structural Elastomeric Products Inc
• Overhead Door Company of Flint / Kappaz Enterprises	• Sumitomo Life Insurance Agency America, Inc.
• Owatonna Area Chamber of Commerce & Tourism	• Summit Aviation, Inc.
• Parker, Smith & Fee, Inc.	• Summit Law Group, PLCC
• Pittsburgh Ballet Theater	• Sun Commercial Roofs, Inc.
• Precast Systems, LLC	• Sunrise Packaging, Inc.
• Preferred Power Inc d/b/a NEXTRONEX	• Sunshine Communication Services, Inc.
• Prescott Aerospace, Inc.	• Survey Research Associates LLC
• Protective Life Corporation	• TCN Behavioral Health Services Inc
• Psychological Assessment Resources, Inc.	• Temple Steel Company
• Public Works Commission	• Texas Association of Business
• Quicken Loans	• Texas Process Equipment Company
• Ralph Moyle, Inc	• The Evangelical Lutheran Good Samaritan Society
• Ringfeder Corporation	• The Everett Clinic
• Roberts Excavation Corp.	• The Greater Springfield Chamber of Commerce
• Rochester Area Chamber of Commerce	• The Motorists Mutual Insurance Group
• SAI F Corporation	• The National Audobon Society
• Sarasota Manatee Airport Authority	• The Rauser Agency, Inc.
• SC Chamber of Commerce	• The Western Textile Companies
• SC Public Service Authority (Santee	• Tillamook County Creamery Association
Cooper)	• Tobacco Technology, Inc.
• Schneider Pkg Equip Co Inc	• Tompkins Benefit Group
• Scott County Rest Home, Inc. d/b/a Park	• Toray Composites (America), Inc.
Lane Nursing Home	• Tower Federal Credit Union
• Security National Bank of Omaha	• Tower Properties Co.
• Sedona Chamber of Commerce	• TRUSS SYSTEMS, INC.
• Seeds 2000 Inc	• Tullis Taylor Sartain & Sartain LLP
• Shickel Corporation	• U.S. Shelter, LLC
• SJE-Rhombus	• U-Haul International Inc.
• SK Management Inc	• Union Bank & Trust
• Smith Economics Group	• US Business Interiors
• Southern Minnesota Municipal Power	• US Chamber of Commerce
Agency	• Visiting Nurse Association of Boston
• Southern Research Institute	• Waltrich Plastic Corporation of Georgia
• Southwestern Academy	• Warner and Company
• Spokane United Methodist Homes dba	• Western Exterminator Co.
Rockwood Retirement Community	• Westlake Chemical Corporation
• Squires Timber Company	• WGAL-TV
• Star of the West Milling	• Whirlpool Corporation
• State Employees Credit Union	• William C Smith Co
• State of Missouri, Division of Personnel	• William C. Earhart Co., Inc.
• Windings, Inc
• WMS and Company Inc.

Note: To maintain the confidentiality of the information provided by participants, no additional information will be provided about the survey respondents. If you would like to volunteer to participate in future editions of the study, please e-mail your company name and contact information to ebstudy@uschamber.com

ATTACHMENT 4-1

VP-CONTROLLER SCORECARD
Goal	Weight	Threshold 50%	Target 100%	Maximum 200%	2010 Results	Goal
Achieve 2010 CFO Earnings Per Share Targets (Excl. Operations & Maintenance)	50%	Meet 2010 CFO EPS ($1.16)	Annual Operating Plan (CFO components only) plus $0.01	Annual Operating Plan (CFO components only) plus $0.03	($1.11) 200%	100%
Achieve 2010 CFO Cash Targets (After Tax)	15%	Meet 2010 CFO Cash Initiatives ($124,486,000)	Annual Operating Plan (CFO components only) plus an additional $3 million in cash	Annual Operating Plan (CFO components only) plus an additional $6 million in cash	($56,849,000) 200%	30%
Process Improvement Projects	15%	Hyperion is completed and 4 of 7 other process improvement projects completed	Hyperion is completed plus 5 of 7 other process improvement projects completed	Hyperion is completed plus 6 of 7 other process improvement projects completed	Completed 7 of 7 process improvement project. The capital component of the Hyperion system was rolled out as part of the Q2 reforecast. 100%	15%
Achieve CFO 2010 Annual Operating Plan Operations & Maintenance Budget	10%	Achieve 2010 CFO O&M Budget $18,673,390	Achieve under budget by 1%	Achieve under budget by 2%	$17,657,056 200%	20%
Shareholder Value	5%	Continue aggressive IR marketing by meeting with more than 200 analysts (equity, rating agency, taxable and tax-exempt debt) AND Develop and implement a 3-year investor marketing plan	Threshold PLUS A credit rating upgrade or outlook improvement	Threshold PLUS a credit rating upgrade or outlook improvement AND Improve stock price or P/E ratio relative to peer group	Met with 216 analysts as of year- end. The investor marketing plan is developed and will be used in Q3 and at EEI in Nov. Received an outlook improvement from “negative” to “stable” from Moody's. 100%	5%
Safety	5%	Have 70% of employees, as of September 30th, attend one of the following training sessions: Fire Safety, Personal Safety, CPR, Defensive Driving, Identity Theft, have an HRA, or participate in a root cause analysis of an actual safety incident	80% of employees participate AND achieve zero recordable accidents	90% of employees participate AND achieve zero recordable accidents	As of 12/31/10, 100% of the CFO employees have completed safety training. There were zero recordable accidents 2010 200%	10%
Aggregate Performance Results						180%